Exhibit 99.1

Richmont Mines Provides Delineation and Phase 2 Exploration Drilling Update for Island Gold

Delineation Drilling Continues to Demonstrate Significant Potential to Convert High Grade Inferred Resources within the 2016 PEA Area

TORONTO, Ontario, Canada, October 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is pleased to provide an update on delineation drilling within the expanded 2016 Preliminary Economic Assessment (“PEA”) area as well as initial results from the strategic Phase 2 exploration drilling program at the cornerstone Island Gold Mine. (All results are reported with estimated true width with high grade assays capped at 95 g/t gold).

“We are very pleased with the results from our near-mine exploration and delineation drilling programs as the results clearly demonstrate the significant potential to grow our near-mine reserve inventory and identify new resource blocks located within the 2016 PEA area. These ounces could extend mine life above the 1,000 metre level and be incorporated into the near-term mine plan utilizing current infrastructure,” stated Renaud Adams, CEO. He continued, “We are also reporting initial results from our recently launched 18 to 24 month Phase 2 exploration program that continues to show the potential to increase resources laterally along strike, primarily to the east, and at depth below the 1,000 metre level.”

2016 PEA DELINEATION DRILLING PROGRAM (Figure 1)
Delineation drilling is focused in three key areas: 1) the western portion of the 2016 PEA area between the 460 and 860 metre levels; 2) the potential fourth mining horizon between the 860 and 1,000 metre levels; and 3) the eastern portion of the 2016 PEA area, within Extensions 1 and 2, east of the first dyke.

Approximately 41,947 metres of delineation drilling have been completed to date. Drill results continue to provide increased confidence that a significant portion of the inferred resources located in the 2016 PEA area could potentially be converted to measured and indicated resources by year end, which could be incorporated into the short-term mine plan and support a potential near-term growth opportunity. Currently, two drill rigs continue to operate from the 740 exploration drift and one from the 620 exploration drift to complete the 50,000 metre delineation drilling program planned for 2016.

Recent drilling highlights from the western portion of the 2016 PEA area, between the 460 and 860 metre levels, include (Table 1 and Table 2):

•	Hole 450-467-54:	28.26 g/t gold over 2.56 metres
•	Hole 450-467-61A:	24.08 g/t gold over 3.70 metres
•	Hole 740-477-01:	11.91 g/t gold over 8.11 metres
•	Hole 740-477-02:	18.63 g/t gold over 7.28 metres
•	Hole 740-477-03:	20.92 g/t gold over 9.69 metres
•	Hole 740-477-04:	9.91 g/t gold over 12.00 metres
•	Hole 740-477-05:	25.61 g/t gold over 7.81 metres
•	Hole 740-483-02:	11.69 g/t gold over 11.28 metres
•	Hole 740-483-04:	13.46 g/t gold over 9.28 metres

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Recent drilling highlights from the potential fourth mining horizon, between the 860 and 1,000 metre levels, include (Table 2 and Table 3):

•	Hole 620-517-44:	16.12 g/t gold over 16.46 metres
•	Hole 740-471-10:	33.51 g/t gold over 2.22 metres

Recent drilling highlights from the Extension 1 and Extension 2 areas of the eastern portion of the 2016 PEA area, above the 860 level, include (Table 4 and Table 5):

•	Hole 620-524-35:	8.12 g/t gold over 3.83 metres
•	Hole 620-524-36:	6.09 g/t gold over 8.49 metres
•	Hole 620-538-01:	5.98 g/t gold over 2.52 metres
•	Hole 620-548-01:	5.31 g/t gold over 3.31 metres
•	Hole 620-548-02:	8.93 g/t gold over 2.27 metres
•	Hole 620-548-03:	6.13 g/t gold over 3.13 metres

PHASE 2 EXPLORATION PROGRAM (Figure 2)
The 18 to 24 month, 142,000 metre Phase 2 exploration drilling program that was launched in July continues to focus on four key priorities: 1) to expand near-mine resources within the 2016 PEA limits of the main deposit; 2) continuing to test the lateral continuity of the known deposit to the east to potentially add new resource blocks with the overall objective of extending mine life above the 1,000 metre level; 3) to identify the next million-plus ounce, high grade inferred resource in the vertical extension of the deposit between the 1,000 and 1,500 metre levels; and 4) continuing to test high priority regional gold targets across the prospective Island Gold property.

Near-Mine Exploration Drilling Program (Figure 3)
The main objective of the near-mine exploration drilling program is to expand near-mine inferred resources within the 2016 PEA area by infilling gaps between current inferred resource blocks.

Approximately 10,232 metres of a planned 22,000 metres for 2016 have been completed with encouraging results received to date, which increases our confidence for resource expansion within the 2016 PEA area. Currently, one drill rig is operating from underground with a second drill to be mobilized later in October.

Recent drilling highlights from the western portion, between the 740 and 860 metre levels, include (Table 2):

•	Hole 740-477-06:	13.88 g/t gold over 7.52 metres
•	Hole 740-477-07:	5.03 g/t gold over 8.11 metres
•	Hole 740-477-08:	6.13 g/t gold over 10.65 metres
•	Hole 740-483-03:	17.69 g/t gold over 8.33 metres
•	Hole 740-483-17:	31.53 g/t gold over 2.56 metres
•	Hole 740-486-06:	11.97 g/t gold over 4.49 metres

Recent drilling highlights from the potential fourth mining horizon, between the 860 and 1,000 metre levels, include (Table 3):

•	Hole 620-517-41:	12.60 g/t gold over 3.96 metres
•	Hole 620-517-42:	12.47 g/t gold over 3.36 metres
•	Hole 620-517-43:	35.21 g/t gold over 10.87 metres
•	Hole 620-524-27:	29.15 g/t gold over 4.44 metres

RICHMONT MINES INC.	PRESS RELEASE | Page 2

Recent highlights from the Extension 1 and Extension 2 areas, located in the eastern portion, above the 860 metre level and east of the first dyke include (Table 4 and Table 5):

•	Hole 620-524-24:	9.42 g/t gold over 3.16 metres
•	Hole 620-524-26:	5.91 g/t gold over 4.10 metres
•	Hole 620-524-28:	15.56 g/t gold over 4.30 metres
•	Hole 620-524-37:	13.65 g/t gold over 3.10 metres
•	Hole 620-543-38:	20.21g/t gold over 2.37 metres
•	Hole 620-543-43:	10.65 g/t gold over 5.43 metres
•	Hole 620-543-47:	10.85 g/t gold over 2.59 metres
•	Hole 620-543-53:	8.34 g/t gold over 2.36 metres

Eastern Lateral Exploration and Infill Drilling Program (Figure 4)
A key objective of the Phase 2 eastern lateral drilling program is to add a new resource block where Phase 1 drilling intercepted 33.3 g/t gold over 2.6 metres located approximately 300 metres east of the main deposit, outside the 2016 PEA area.

Approximately 3,833 metres of a planned 9,000 metres (including 3,000 metres of infill drilling) for the second half of 2016 have been completed to test the lower portion of this mineralized area. Drilling in the upper portion as well as the eastern extension of the mineralized area will be completed over the balance of the year. Currently, one drill rig is operating from surface to test the eastern extension and one drill operating from underground will be mobilized in mid-October.

Recent highlights include (Table 6):

•	Hole GD-586-01:	4.02 g/t gold over 3.56 metres
•	Hole GD-586-02A:	10.41 g/t gold over 2.06 metres

Deep Exploration Drilling Program Highlights: (Figure 5)
The 2016 deep directional exploration drilling program is to test the eastern and western down plunge corridors between the 1,000 and 1,500 metre levels with the overall objective of discovering the next million-plus ounces of high-grade inferred resources. In the western area, new parallel zones located south of the main mineralized zones were intercepted and we are currently compiling and interpreting the geological data. Additional drilling is required to better understand the structural geology at depth, however these new zones increase the overall potential of the down plunge extension, providing new high quality targets for follow up drilling.

Approximately 6,360 metres of a planned 22,000 metres for 2016 have been completed to date. Drilling in the third quarter was slower than planned as deeper targets were being tested. A seventh drill was mobilized in late September to help accelerate drilling over the balance of the year.

Recent highlights from exploration drilling include (Table 7):

•	Hole MH2A-4:	5.66 g/t gold over 6.38 metres
•	Hole MH3-7:	8.41 g/t gold over 5.60 metres
•	Hole MH4-2:	5.14 g/t gold over 3.32 metres (new parallel Zone)
•	Hole MH4-3A:	17.77 g/t gold over 4.81 metres (new parallel Zone)
•	Hole MH5:	7.11 g/t gold over 2.23 metres (G1 Zone)
3.89 g/t gold over 2.54 metres (new parallel Zone)
•	Hole MH1-9A:	26.56 g/t gold over 0.82 metres (X Zone)

RICHMONT MINES INC.	PRESS RELEASE | Page 3

Deep Infill Drilling Program Highlights: (Figure 5)
The objective of the deep infill drilling program is to define a potential inferred resource block that was identified through the Phase 1 program. The block is located in the eastern down plunge extension of the C Zone between the 1,000 and 1,500 metre levels.

Approximately 1,894 metres of a planned 5,000 metres for 2016 have been completed (50 metre drill spacing) to date. Infill drilling will continue in this area over the balance of the year utilizing one drill rig from surface. Infill drilling will transition to underground drilling once access to the 860 metre drift has been established.

Highlights from the first two holes have confirmed the mineralization within this targeted area as follows (Table 7):

•	Hole MH2A-5A:	14.99 g/t gold over 2.29 metres
•	Hole MH2A-6:	6.46 g/t gold over 4.39 metres

Phase 2 Regional Drilling Program
The Phase 2 regional drilling program is designed to continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as other previously identified high-priority gold targets located elsewhere on the highly prospective 77 km2 Island Gold property. The Phase 2 regional drilling program is expected to begin in late 2016 or early 2017.

Qualified Persons
The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont’s Vice-President, Exploration, a Qualified Person as defined by NI 43-101.

Quality Control
Assays for the exploration drilling were done at LabExpert in Rouyn-Noranda. Mineralized zones samples will be resent for verification in an accredited laboratory. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

RICHMONT MINES INC.	PRESS RELEASE | Page 4

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations and the failure of our exploration drilling programs to identify significant new resources or targets or expand existing resources could also affect the results. Other risks are set out in Richmont’s Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101) adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 5

Tables of Drill Results

TABLE 1 LATERAL EXPLORATION (West of Main Zone - Higher than 740 LEVEL)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
450-467-51A	291	207.72	214.36	5.24	4.51	4.51	C	576
450-467-52	390	226.30	230.10	2.77	6.24	6.24	C	599
450-467-54	381	194.22	197.32	2.56	28.26	28.26	C	555
450-467-55	264	175.34	180.56	4.68	8.38	8.38	C	526
450-467-56A	305	175.03	177.36	2.15	0.50	0.50	C	511
450-467-58	300	255.00	258.08	2.07	2.78	2.78	C	622
450-467-59	255	194.71	197.85	2.50	1.99	1.99	C	549
450-467-60	342	246.00	249.88	2.69	3.67	3.67	C	620
450-467-61A	285	198.71	203.30	3.70	31.14	24.08	C	562
including		202.40	202.90	0.40	159.81	95.00
450-467-62A	210	170.50	174.13	3.30	4.26	4.26	C	511
450-467-63	406	255.30	258.40	2.15	4.94	4.94	C	626
450-467-64	306	232.80	237.00	3.05	1.78	1.78	C	595
450-467-65	375	228.14	230.97	2.06	4.24	4.24	C	600
460-457-01	250	194.50	197.30	2.50	6.09	6.09	C	524
460-457-02	400	213.20	216.30	2.60	98.68	11.60	C	558
including		213.65	214.00	0.29	866.27	95.00
460-457-03	291	227.84	231.00	2.47	1.42	1.42	C	585

TABLE 2 LATERAL EXPLORATION (West of Main Zone - Lower than 740 LEVEL)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
740-471-01	171	120.51	124.50	3.85	0.73	0.73	C	776
740-471-02	201	143.90	147.45	2.86	1.57	1.57	C	832
740-471-03	318	157.00	159.87	2.05	1.04	1.04	C	858
740-471-04	243	182.00	187.60	3.57	6.85	6.85	C	888
740-471-05	180	122.20	129.16	6.62	2.20	2.20	C	766
740-471-06	192	127.40	133.40	5.54	7.13	7.13	C	785
740-471-07	201	136.48	140.70	3.58	1.37	1.37	C	814
740-471-08	291	149.13	152.56	2.62	2.18	2.18	C	838
740-471-09	342	176.30	186.40	6.75	2.27	2.27	C	877
740-471-10	270	193.80	197.50	2.22	135.61	33.51	C	900
including		194.80	195.80	0.60	472.77	95.00
740-471-11	177	122.90	125.30	2.32	1.14	1.14	C	778
740-471-12	177	123.30	127.90	4.24	4.11	4.11	C	794
740-471-13	200	147.80	150.33	2.01	8.74	8.74	C	836
740-477-01	384	178.32	190.31	8.11	22.28	11.91	C	872
including		187.23	188.23	0.68	219.32	95.00
740-477-02	354	170.00	179.92	7.28	21.55	18.63	C	855
including		172.35	173.09	0.54	114.89	95.00
including		178.11	179.11	0.73	109.17	95.00
740-477-03	339	162.61	175.02	9.69	31.25	20.92	C	836
including		168.90	170.50	1.25	115.70	54.27
740-477-04	309	146.15	160.11	12.00	13.10	9.91	C	810
740-477-05	291	139.62	148.13	7.81	44.53	25.61	C	787
including		141.62	144.00	2.18	211.69	95.00

RICHMONT MINES INC.	PRESS RELEASE | Page 6

TABLE 2 (Continued) LATERAL EXPLORATION (West of Main Zone - Lower than 740 LEVEL)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
740-477-06	504	130.40	138.30	7.52	17.57	13.88	C	766
including		134.10	135.00	0.86	127.40	95.00
740-477-07	303	134.80	143.20	8.11	5.03	5.03	C	738
including		137.00	137.70	0.68	52.69	52.69
740-477-08	318	137.60	148.60	10.65	6.13	6.13	C	715
including		147.10	147.60	0.48	48.85	48.85
740-477-09	390	217.84	223.07	3.18	5.82	5.82	C	912
740-477-10	365	200.60	204.43	2.52	4.75	4.75	C	889
740-477-11	420	168.30	179.00	7.64	23.90	11.07	C	860
including		169.60	172.30	1.93	73.48	22.65
including		176.30	177.00	0.50	67.10	67.10
740-477-12	313	156.90	161.60	3.73	5.03	5.03	C	835
740-477-13	303	145.70	149.70	3.43	3.16	3.16	C	813
740-477-14	423	134.00	138.21	3.91	25.17	25.17	C	786
740-477-15	260	129.40	137.05	7.54	1.17	1.17	C	752
740-477-16	249	139.30	143.10	3.73	0.39	0.39	C	715
740-477-17	270	192.00	199.00	4.61	6.05	6.05	C	885
740-477-26	225	152.00	156.00	3.77	0.59	0.59	C	734
740-477-27	231	149.00	153.00	3.75	0.34	0.34	C	748
740-483-01	210	160.00	169.00	7.76	6.60	6.60	C	812
740-483-02	270	184.77	199.76	11.28	14.72	11.69	C	855
including		194.77	195.27	0.38	186.04	95.00
including		196.27	197.27	0.75	74.43	74.43
740-483-03	300	201.00	213.75	8.33	17.69	17.69	C	886
including		202.00	205.40	2.22	62.23	62.23
740-483-04	220	178.32	190.29	9.28	49.41	13.46	C	844
including		178.61	179.00	0.30	1198.12	95.00
740-483-05	270	204.00	211.45	5.03	84.74	15.67	C	883
including		204.00	204.74	0.50	292.80	95.00
including		208.55	208.85	0.20	1322.21	95.00
740-483-08	273	203.72	207.13	2.36	1.55	1.55	C	875
740-483-09	300	213.57	224.00	6.75	7.95	6.58	C	895
740-483-10	324	183.10	192.13	7.04	7.26	7.26	C	842
740-483-11	234	180.00	189.48	7.35	0.91	0.91	C	835
740-483-12	324	198.33	202.55	3.06	0.35	0.35	C	862
740-483-13	291	215.20	218.80	2.33	7.93	7.93	C	890
740-483-14	385	230.00	233.60	2.27	0.34	0.34	C	891
740-483-17	177	153.85	156.50	2.56	31.53	31.53	C	732
including		155.00	156.00	0.97	77.68	77.68
740-483-18	177	147.05	151.95	4.81	4.25	4.25	C	738
740-486-04	111	79.27	85.37	4.09	2.67	2.67	C	791
740-486-05	99	72.65	78.00	4.01	4.14	4.14	C	780
740-486-06	102	74.24	80.75	4.49	24.66	11.97	C	781
including		78.53	79.21	0.47	216.45	95.00
740-486-08	195	94.20	102.82	4.50	2.76	2.76	C	812
740-486-09	129	97.93	112.78	8.34	6.02	6.02	C	819
740-486-10	112	88.32	94.98	4.09	2.53	2.53	C	802
740-486-11	180	106.57	112.50	3.29	5.35	5.35	C	809
740-486-12	168	126.95	135.30	3.71	1.02	1.02	C	837
740-486-13	174	115.35	126.55	4.81	2.64	2.64	C	838
740-486-14	156	106.00	117.75	6.01	4.08	4.08	C	824

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TABLE 3 NEAR MINE (Main Zone - Lower than 845 LEVEL)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-517-41	462	399.26	410.40	3.96	40.29	12.60	C	984
including		402.95	404.00	0.37	385.04	91.25
620-517-42	441	372.09	380.13	3.36	12.47	12.47	C	948
including		374.09	375.83	0.73	31.15	31.15
620-517-43	420	307.86	332.34	10.87	48.11	35.21	C	893
including		309.98	316.96	3.10	66.86	46.68
including		324.22	332.34	3.61	79.75	58.20
620-517-44	420	313.74	349.42	16.46	37.03	16.12	C	902
including		313.74	317.60	1.78	223.98	65.13
including		337.55	341.95	2.03	75.01	44.81
620-517-45	411	295.00	300.00	2.16	-	-	Dyke out	874
760-502-03	210	143.90	148.55	3.08	2.38	2.38	C	859

TABLE 4 NEAR MINE (EXTENSION 1)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-524-22	261	206.00	209.53	2.42	0.87	0.87	C	758
620-524-23	285	245.48	249.50	2.39	0.29	0.29	C	797
620-524-24	291	235.64	241.16	3.16	11.50	9.42	C	801
620-524-25	336	280.43	290.63	5.02	2.07	2.07	C	852
620-524-26	335	269.48	277.63	4.10	7.90	5.91	C	833
620-524-27	405	339.71	349.50	4.44	57.71	29.15	C	911
including		341.50	346.00	2.04	117.88	55.76
including		342.52	344.60	0.94	229.41	95.00
620-524-28	330	257.92	266.00	4.30	23.64	15.56	C	819
including		259.72	262.97	1.73	57.21	37.13
including		260.23	260.64	0.22	254.20	95.00
620-524-29	501	388.54	394.58	2.25	0.79	0.79	C	947
620-524-34	300	223.41	226.75	2.09	0.32	0.32	C	782
620-524-35	330	244.88	252.00	3.83	8.12	8.12	C	816
620-524-36	387	268.90	286.40	8.49	6.09	6.09	C	849
620-524-37	330	254.90	260.70	3.10	13.65	13.65	C	821
620-538-01	186	145.70	148.22	2.52	5.98	5.98	C	601
620-538-05	231	194.77	197.45	2.37	0.12	0.12	C	686

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TABLE 5 NEAR MINE (EXTENSION 2)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
620-543-33	210	185.00	187.50	2.17	0.13	0.13	E1E	690
620-543-37	295	259.96	265.00	3.37	0.61	0.61	E1E	776
620-543-38	177	140.42	142.82	2.37	20.56	20.21	E1E	618
including		142.22	142.82	0.59	71.32	69.89
620-543-40	240	207.50	210.20	2.22	4.35	4.35	E1E	701
620-543-41	222	196.91	199.42	2.16	3.35	3.35	E1E	687
620-543-43	360	270.62	280.10	5.43	10.65	10.65	E1E	823
620-543-44	402	303.60	325.60	11.34	2.84	2.84	E1E	868
620-543-45	333	245.00	251.90	4.18	0.73	0.73	E1E	792
620-543-46	360	283.70	290.80	3.79	5.12	5.12	E1E	834
620-543-47	390	304.61	309.73	2.59	10.85	10.85	E1E	859
620-543-48	141	107.16	110.17	2.73	0.30	0.30	E1E	558
620-543-49	138	105.40	109.20	3.42	3.41	3.41	E1E	559
620-543-50	135	111.50	115.00	3.06	0.01	0.01	E1E	557
620-543-51	141	118.76	122.76	3.84	0.72	0.72	E1E	580
620-543-52	198	173.00	176.15	2.90	3.99	3.99	E1E	662
620-543-53	157	132.79	135.17	2.36	8.34	8.34	E1E	605
620-543-54	159	124.50	127.35	2.78	1.71	1.71	E1E	582
620-545-01	171	141.00	144.00	2.91	0.12	0.12	E1E	583
620-545-02	186	162.28	164.95	2.63	3.60	3.60	E1E	603
620-548-01	147	126.27	129.79	3.31	5.31	5.31	E1E	559
620-548-02	147	127.70	130.15	2.27	8.93	8.93	E1E	557
620-548-03	150	130.07	133.58	3.13	6.13	6.13	E1E	554

TABLE 6 DEEP DRILLING AND LATERAL EAST DEEP DRILLING
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
GD-586-01	975	780.23	785.20	3.56	4.02	4.02	E1E	658
GD-586-02A	960	840.70	844.00	2.06	10.41	10.41	E1E	744
GD-590-06A	897	749.02	757.00	4.94	2.09	2.09	E1E	674
GD-590-07	963	779.00	781.65	1.56	1.97	1.97	E1E	716
GD-586-03C	1,000	745.75	747.35	1.18	1.38	1.38	E1E	607

RICHMONT MINES INC.	PRESS RELEASE | Page 9

TABLE 7 DEEP DRILLING PROGRAM
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade (g/t Au)	Zone	Vertical depth of Intersection (metres)
MH1-8	1,671	1,526.35	1,531.50	1.77	4.86	4.86	E1E	1,434
MH1-9A	1,619	1,258.43	1,259.68	0.82	33.84	26.56	X	1,132
MH1-9A	1,619	1,408.35	1,408.90	0.36	22.53	22.53	C	1,256
including		1,258.43	1,258.77	0.22	121.75	95.00
MH2A-4	1,457	1,210.49	1,216.32	4.12	4.91	4.91	X	1,074
MH2A-4	1,457	1,331.70	1,340.65	6.38	5.66	5.66	E1E	1,172
MH2A-5A	1,544	1,368.50	1,372.00	2.29	14.99	14.99	E1E	1,234
MH2A-6	1,433	1,305.00	1,310.67	4.39	6.46	6.46	E1E	1,141
MH3-7	1,607	1,384.80	1,404.40	5.60	10.25	8.41	E1E	1,278
including		1,384.85	1,385.85	0.29	88.37	82.35
including		1,399.50	1,400.00	0.14	154.80	95.00
MH3-8	1,646	1,423.17	1,424.15	0.37	1.10	1.10	E1E	1,314
MH4	1,500	1,059.77	1,069.56	7.42	1.36	1.36	X	895
MH4-2	1,624	1,084.37	1,093.61	6.61	1.69	1.69	X	932
including		1,086.40	1,089.90	2.50	3.80	3.80	X	936
MH4-2	1,624	1,143.13	1,147.77	3.32	5.14	5.14	X	979
MH4-3A	1,550	1,106.90	1,113.82	4.81	17.77	17.77	X	951
including		1,108.34	1,109.96	1.13	65.26	65.26
MH5	1,500	1,105.50	1,108.85	2.54	3.89	3.89	X	967
MH5	1,500	1,172.80	1,175.20	1.82	1.73	1.73	X	1,021
MH5	1,500	1,304.35	1,308.20	2.92	3.48	3.48	X	1,128
MH5	1,500	1,313.35	1,316.30	2.23	7.11	7.11	G1	1,135
including		1,314.00	1,314.30	0.23	55.17	55.17

RICHMONT MINES INC.	PRESS RELEASE | Page 10